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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 26)(1)

THE GAP, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
364760-10-8

(CUSIP Number)
December 31, 2001

(Date of event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / / Rule 13d-1(b)

        / / Rule 13d-1(c)

        /x/ Rule 13d-1(d)

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            375175106

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Donald G. Fisher

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /
Not Applicable

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
172,192,677

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
172,192,677

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
172,192,677

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
19.9%

(12)	Type of Reporting Person (See Instructions)
IN

ITEM 1. ISSUER

(a)	Name of Issuer
The Gap, Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices
Two Folsom Street San Francisco, CA 94105

ITEM 2. SECURITY AND BACKGROUND

(a)	Name of Person Filing
Donald G. Fisher (the "Reporting Person")

(b)	Address of Principal Business Office or, if none, Residence
Two Folsom Street San Francisco, CA 94105

(c)	Citizenship
The Reporting Person is a citizen of the United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
364760-10-8

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable.

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
172,192,677

(b)	Percent of class:

19.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
0

	(ii)	Shared power to vote or to direct the vote

172,192,677

	(iii)	Sole power to dispose or to direct the disposition of
0

	(iv)	Shared power to dispose or to direct the disposition of

172,192,677

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    / /

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Executed this 12th day of February, 2002.

By:	*
Donald G. Fisher
		*By:	/s/ Jane Spray Jane Spray, Attorney-in-Fact

This Schedule 13G was executed by Jane Spray as Attorney-in-Fact for Donald G. Fisher pursuant to the Power of Attorney attached hereto as Exhibit A.

Exhibit A

        Power of Attorney

        The undersigned hereby constitute and appoint Jane Spray and John J. Fisher, and each of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts, including without limitation, to execute and file on the undersigned's behalf, both as an individual and on behalf of the Fisher Family L.P., any and all instruments including Forms 3, 4 and 5 and Schedules 13D and 13G (collectively, the "Filings"), and any amendments, supplements or successor forms thereto pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules or regulations or requirements of the Securities and Exchange Commission in connection with the undersigned's reporting obligations pursuant to Section 13(d) of the Exchange Act and Section 16(b) of the Exchange Act.

        The authority of Jane Spray and John J. Fisher and each of them shall continue until the undersigned is no longer required to file any of the Filings, unless earlier revoked in writing.

        The undersigned acknowledges that neither of the attorneys-in-fact are assuming any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Exchange Act.

        IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

NAME	DATE
/s/ Donald G. Fisher
Donald G. Fisher	December 15, 1998
/s/ Doris F. Fisher
Doris F. Fisher	December 15, 1998
/s/ John J. Fisher
John J. Fisher	December 15, 1998
/s/ Robert J. Fisher
Robert J. Fisher	December 15, 1998

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SIGNATURE
Exhibit A